January 8, 2009

Via Facsimile, FedEx and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7410
Facsimile Number: (703) 813-6967
Attention:  Ms. Amanda Ravitz

Re:	Puda Coal, Inc.
Registration Statement on Form S-3 Filed: December 3, 2009
File No. 333-163474

Form 10-K for the Fiscal Year Ended December 31, 2008 Filed: March 31, 2009
Form 10-Q for the Quarter Ended September 30, 2009 Filed: November 13, 2009
File No. 333-85306

Dear Ms. Ravitz:

We are providing you with the responses of Puda Coal, Inc. (the “Company”) to the comments in the letter from Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 30, 2009 to the Company’s Registration Statement on Form S-3 filed on December 3, 2009 (the “S-3”), Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 31, 2009 (the “10-K”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 13, 2009.

We are seeking the Staff’s review of our responses to their comments before filing the Company’s amendments to the above referenced filings.  Once all of the comments have been cleared by the Staff, we will file the amendments reflecting the revisions made pursuant to the Staff’s comments. For the convenience of the Staff, we have enclosed with this letter, marked pages from the above referenced filings which reflect the proposed drafting changes we describe below.

Also, we have repeated each of the comments from the Staff in bold immediately prior to our response below:

Registration Statement on Form S-3

Where You Can Find More Information, page 17

1.	Please revise to incorporate by reference your Form 10-Q for the fiscal quarter ended September 30, 2009 and Forms 8-K filed subsequently or advise, as appropriate.

The Company has complied with this comment.

Exhibit 5.1 – Opinion of Goodwin Procter LLP

2.	Please confirm that you will file an updated unqualified opinion of counsel with respect to the legality of the securities being offered at the time of each takedown.

The Company hereby confirms that it will file an updated unqualified opinion of counsel with respect to the legality of the securities being offered at the time of each takedown.

3.
Counsel must specifically set forth, in the legality opinion letter, any interpretive limitations regarding the opinion provided. Accordingly, please have counsel revise the legality opinion to delete the penultimate paragraph of the opinion.

We have revised the opinion in accordance with the comment.

Form 10-K: For the Year ended December 31, 2008

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Revenues page 25

4.
We note your disclosure of tonnage sales and average selling prices of cleaned coal. In addition to providing these metrics, please revise to quantify the impacts of these price and volume changes on net revenues. For example, please revise to quantify the actual dollar amount of aggregate net revenue change during the period attributed to change in average selling price of all tons sold.

The Company has revised its disclosure on pages 2-3 of its proposed amendment to the 10-K.

Cost of Revenue, page 26

5.
We note your disclosure that cost of revenue increased $75.4 million, or 55 percent, from 2007 to 2008. You disclose that this was primarily due to an increase in the tonnage sales of cleaned coal. From your disclosure related to net revenue, we note that tonnage sales of cleaned coal increased 329,000 MT, or 16 percent, from 2,013,000 MT in 2007 to 2,342,000 MT in 2008. Therefore, by applying the 2007 average purchase price of raw coal of $54 to the 329,000 MT increase in volume, it would appear that the change in cost of revenue attributable to increased volume was approximately $17.8 million (or 23.6 percent of the total $75.4 million variance). Likewise, by applying the $14 increase in the per ton average purchase price of raw coal to 2008 tonnage sales of 2,342,000 MT, it would appear that the change in cost of revenue attributable to increased price was approximately $32.8 million (43.5 percent of the total 575.4 million variance). Together, these factors appear to account for $50.5 million of the variance, leaving other costs of revenue of approximately $24.8 million apparently unexplained. As a result, it appears that your disclosure focuses on changes in external costs of raw materials to the exclusion of a discussion and analysis of internal costs of revenue. While we believe that disclosure of average purchase price of raw coal is important to investors, we also believe that the analysis of the change in cost of revenue due to change in unit cost should include a discussion of other elements of cost that changed, such as internal costs of production. Therefore, we believe you should revise your disclosure of cost of revenue accordingly. In addition, please revise to quantify the aggregate effects of changes in both cost per unit and volume on cost of revenue. Please provide us with a copy of your intended revised disclosure.

2

The Company has revised the disclosure on page 3 of its proposed amendment to the 10-K. The Company has revised the disclosure of purchase price of raw coal to unit cost of raw coal as one ton of coal produced requires approximately 1.3 ton of raw coal.

6.	In connection with the comment above, please quantify and discuss the significant components of costs of sales, such as labor, materials, depreciation, or any other components, to the extent material.

The Company submits to the Staff that other components of costs of revenue, labor and manufacturing overhead, accounted for only 4% of the total cost of revenue and is deemed immaterial.  Consequently, the Company omitted discussion thereof.

Liquidity and Capital resources, page 29

7.
In future filings, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities. For example, discuss cash receipts from the sale of goods and cash payments to acquire materials. In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operations. Refer to Section IV13.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

The Company will analyze cash provided by and used in operating activities according to the Staff’s comments above and the cited interpretation in its future filings.

Item8. Financial statements and Supplementary Data

Note 2. Summary of Significant Accounting Polices

Note (e) Inventories, page 48

8.	Please tell us what your accounting policy is for allocating overhead costs to inventory. Additionally, please tell us if and how your policy takes into consideration your actual production capacity.

3

All the overhead costs allocated to inventory are specifically identifiable costs incurred in the production process in the Company’s coal washing plants.  These overhead costs include water supplement fee, fuel, power, electricity, water, repairs and maintenance, other materials, depreciation and amortization.  As all overhead costs are actual identifiable costs, the production capacity is not considered.

Form 10-Q: For the Quarter Ended September 30, 2009

Results of Operations, page 31

9.
We note that during the first, second, and third quarters of 2009, manufacturing overhead has increased. However, you have not discussed the underlying drivers of the increase nor quantified the amounts. Please tell us, with a view to expanded disclosure, why manufacturing overhead has increased.

The Company’s manufacturing overhead was approximately $3,466,000 for the nine months ended September 30, 2008 as compared to approximately $4,086,000 for the nine months ended September 30, 2009, an increase of $620,000 or 18%, despite the decrease of tonnage sales of cleaned coal by 21% during this period.  The increase in manufacturing overhead was mainly due to increase in repairs and maintenance and water charges.  Shanxi Coal undertook certain major maintenance work that lasted for about two weeks in 2009, which costs approximately $259,000. Water charges increased from $139,000 to $388,000 mainly due to increased rate and increased use of water during the maintenance work.  The Company will expand its disclosure in its next periodic report filing where appropriate.

Form 8-K filed on December 17, 2009

10.
We note that on December 11, 2009, you entered into mining right and mining asset transfer agreements with Da Wa Coal and Guanyao Coal, in which you state you are not acquiring any business, customers, vendors, business partners, contracts, or employees from the sellers. Please supplementally tell us how you plan to operate these mines, including how you will manage and staff them, and whether the coal mined from these properties will be sold to third-party customers or otherwise. In addition, please tell us how you plan to account for these transactions.

The Company supplementally informs the Staff that the Company plans to invite third-party contractors, who are professional coal mining companies, to submit bids to operate the acquired coal mines.  The winning bidder will take charge of all the mining work under the ground by using its own coal mining workers and managing team.  In Shanxi Province, China, there are many such kind of companies which perform coal mining jobs on contract basis, whose work includes coal production and coal equipment maintenance.  The Company will be in charge of sales, accounting, and the overall management and supervision of the contractor.  With respect to sales, the Company plans to establish its own sales department for the mining products.  The Company plans to sell the mining products to third-party customers as well as to use the raw coal for its coal washing business when needed.  The Company has been contacting several non-ferrous-metal metallurgy plants and power plants as potential customers.  The Company plans to account for the transactions under the above referenced transfer agreements as assets acquisitions in accordance with SFAS 141R, Appendix D paragraphs 2 to 7 (ASC 805-50-05/15/25/30/35).  Under ASC 805, assets acquired will be recognized based on their cost to the acquiring entity and no gain or loss will be recognized.

4

We thank the Staff for its courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at (212) 813-8804 or my colleague Catherine X. Pan at (212) 459-7057.

Sincerely,

/s/ Stephen M. Davis
Stephen M. Davis

Cc:	Aamira Chaudhry
Lyn Shenk
Tarik Gause

5

As filed with the Securities and Exchange Commission on January [__], 2010

Registration No. 333-63474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMENDMENT NO. 1

PUDA COAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or other jurisdiction of incorporation)	65-1129912 (I.R.S. Employer Identification No.)

426 Xuefu Street, Taiyuan
Shanxi Province, The People’s Republic of China  030006
011 86 351 228 1302
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Qiong Wu
Chief Financial Officer, Puda Coal, Inc.
426 Xuefu Street, Taiyuan
Shanxi Province, The People’s Republic of China  030006
011 86 351 228 1302
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Davis, Esq.
Goodwin Procter LLP
The New York Times Building, 620 Eighth Avenue
New York, NY 10018
212-813-8804

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(1)(2)	Proposed maximum aggregate offering price(1)(2)(3)	Amount of registration fee

Common Stock, par value $0.001 per share	—	—	—	—

Preferred Stock, par value $0.001 per share	—	—	—	—

Warrants	—	—	—	—

Total			$15,000,000	$1069.5

(1)
An indeterminate number of or aggregate principal amount of the securities is being registered as may at various times be issued at indeterminate prices, with an aggregate public offering price not to exceed $15,000,000 or the equivalent thereof in one or more currencies, less the aggregate dollar amount of all securities previously issued hereunder. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. The proposed maximum initial offering price per security will be determined, from time to time, by the registrant in connection with the issuance by the registrant of the securities registered hereunder. The securities registered also include such indeterminate number of shares of common stock and preferred stock as may be issued upon conversion of or exchange for preferred stock that provide for conversion or exchange, upon exercise of warrants or pursuant to the anti-dilution provisions of any such securities. In addition, pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include indeterminate number of shares of common stock and preferred stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3)	Includes consideration to be received by us for registered securities that are issuable upon exercise, conversion or exchange of other registered securities.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY [__], 2010

PROSPECTUS

$15,000,000

PUDA COAL, INC.

Common Stock
Preferred Stock
Warrants

This prospectus relates to common stock, preferred stock, and warrants for equity securities which we may sell from time to time in one or more offerings. We will provide specific terms of these sales in supplements to this prospectus. You should read this prospectus and each supplement carefully before you invest. The aggregate public offering price of the securities offered by this prospectus will not exceed $15,000,000.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

See “Risk Factors” beginning on page II-3 for a discussion of material risks that you should consider before you invest in our securities being sold under this prospectus.

Our common stock is traded on the NYSE Amex under the trading symbol “PUDA.” On January 5, 2010, the last reported sale price of our common stock on the NYSE Amex was $7.36 per share.

The aggregate market value of our outstanding common stock held by non-affiliates is $46,554,539.2, based on 15,838,863 shares of outstanding common stock, of which 6,325,345 shares are held by non-affiliates, and a per share price of $7.36 based on the closing sale price of our common stock on January 5, 2010. As of the date of this prospectus, we have not offered any securities during the past twelve months pursuant to General Instruction I.B.6 of Form S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2010

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell common stock, preferred stock, and warrants for equity securities from time to time in one or more offerings, either separately or in units, at indeterminate prices, up to an aggregate maximum offering price for all such securities of $15,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

Under the regulations of the SEC governing the use of the Form S-3 registration statement, so long as the market value of “public float,” as determined on the date on which we sell any of our securities, is less than $75 million, then we may not sell securities for proceeds of more than one-third of our public float as it may be from time to time during the period the registration statement of which the prospectus is a part remains effective. Our “public float” is comprised of the number of our issued and outstanding shares of common stock that are held by non-affiliates multiplied by the closing price of our common stock on NYSE Amex on any day within 60 days of the date on which we sell any securities hereunder. To the extent that the restrictions described above limit our ability to sell the maximum number of securities registered hereunder, we may sell less securities in order to be in compliance with the restrictions or we may sell such securities pursuant to a separate registration statement on Form S-1 or other applicable form, which such registration statement we would file at some future time.

THE COMPANY

Puda Coal, Inc. (“Puda” or the “Company”) is a supplier of high-grade metallurgical coking coal to the industrial sector in the People’s Republic of China. Its processed coking coal is primarily purchased by coke and steel producers for the purpose of making the coke required for the steel manufacturing process. Its operations are conducted exclusively by an entity in China, Shanxi Puda Coal Group Co., Ltd. (“Shanxi Coal”), which it controls through 90% indirect equity ownership.

Puda cleans raw coking coal sourced from third party coal mines primarily located in Liulin County, Shanxi Province, and markets the cleaned, high quality coking coal to coke and steel makers in its geographic market. Its current primary geographic markets include Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, China.

The Company focuses on value-added coal washing processes and specializes in providing high quality, cleaned coking coal, which is the quality level required to produce steel. The demand for the form of high quality coking coal which the Company produces is primarily driven by China’s industrial expansion and advancement, which depends on the availability of large amounts of steel for building infrastructure. The Company currently purchases raw coal from a diversified pool of local coal mines in Shanxi Province. Puda is not a coal mining operation and does not own any coal mines as of the date of this registration statement.

The central area of Shanxi Province, where Puda’s three coal washing plants are located, is known for its high quality coking coal reserves. The Company is strategically located in proximity to some of the highest quality coking coal reserves suitable for steel making. Puda’s three coal washing plants are located in Liulin County, Zhongyang County and Lingshi County, all of which are within approximately 150 miles of the Company’s executive offices in Taiyuan City. Puda’s accumulated coal washing capacity is about 3.5 million MT per year. As a large-volume supplier, the Company expects to continue to enjoy certain advantages as it believes that its primary customers will continue to focus on suppliers that can deliver large volume, consistently high-quality coking coal. The Company also expect to be well positioned to serve the demand for steel production in China - mostly, coking companies that supply the steel mills and steel mills with their own coking facilities. These customers are mostly located in Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, all of which are accessible by railroad which is the most cost effective method for coal transport.

Puda has three coal washing plants: Shanxi Liulin Jucai Plant, located in Liulin County, about 2 miles away from Jucai Coal, has an annual cleaning capacity of 1.1 million MT; Shanxi Zhongyang Ruixu Plant, located in Zhongyang County, has an annual clean coal washing capacity of 1.2 million MT; Lingshi Dongqiang Plant, located in Lingshi County, has an annual coal washing capacity of 1.2 million MT. In year 2008, the Company produced about 2.3 million MT cleaned coal, which is 66% of the 3.5 million MT annual production capacity.

To diversify its source of revenue and increase its gross margin, the board of directors of Puda has approved a change in its business strategy to permit Puda to enter into coal mining business, which can be operated separately from, or synergistically with, its coal washing business. The Company plans to take advantage of the policy initiatives of the Chinese government and has begun working on finding suitable coal mines to acquire. On May 14, 2009, the Company entered into an agreement to purchase 18% ownership in Shanxi Jianhe Coal Industry Limited Company for an aggregate purchase price of RMB 100 million (approximately $14.6 million). Pursuant to the agreement, the Company has pre-paid 60% of the purchase price. The Company anticipates that the closing will occur at or around end of 2009 when the share transfer and governmental registration of the share transfer is completed. On September 28, 2009, the Shanxi provincial government appointed Shanxi Coal as the consolidator for eight coal mines in Yucheng City, Pinglu County. Shanxi Coal will consolidate the eight coal mines into five, increasing their total annual capacity from approximately 1.6 million to 3.6 million metric tons. Shanxi Coal has commenced the technical geological prospecting process for the targeted coal reserves. In the near future, it will perform a comprehensive financial analysis of the project and then determine the most efficient plan to develop and construct the targeted consolidated coal mines. As of the date of this prospectus, the Company or Shanxi Coal has not entered into any definitive agreements for the acquisition of these eight coal mines or any other definitive coal mine acquisition agreements.

Puda Coal, Inc. was incorporated on August 9, 2001 under the laws of Florida, and was subsequently reincorporated on July 30, 2009 under the laws of Delaware. Its principal executive office is located at 426 Xuefu Street, Taiyuan City, Shanxi Province, China. The Company’s telephone number is +86 (351) 2281302 and our facsimile number is +86 (351) 7034404. As used in this prospectus, the words “we,” “us,” “our”, “Puda” and the “Company” refer to Puda Coal, Inc., a Delaware corporation, and its subsidiaries.

RECENT DEVELOPMENTS

No material recent development has occurred since the filing of our last Annual Report on Form 10-K for the year ended December 31, 2008 that has not been described in a report on Form 10-Q or Form 8-K.

FORWARD-LOOKING STATEMENTS

The statements contained in this registration statement on Form S-3 that are not purely historical are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (“Exchange Act”), including without limitation statements about the expectations, beliefs, intentions or strategies regarding the future of Puda. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. These include, among others, statements regarding our future expectations, performance, plans and prospects as well as assumptions about future events. All forward-looking statements included in this registration statement are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. The forward-looking statements contained herein involve risks and uncertainties discussed under the heading “Risk Factors” on page II-3. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of such factors, including those set forth in this registration statement.

RISK FACTORS

The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of risks applicable to an investment in Puda and to the particular types of securities that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

Risks Relating to Our Business

We are primarily a holding company and depend on distributions from our subsidiaries to meet our financial obligations.

Our company has an offshore holding structure commonly used by foreign investors with operations in China. We are a corporation which owns BVI, and BVI owns Putai. Our operations are conducted exclusively through Shanxi Coal, in which we indirectly own 90% of the equity interest. The operations of Shanxi Coal are our sole source of revenue. We have no operations independent of those of Putai and its subsidiaries. As a result, we are dependent upon the performance of Putai and its subsidiaries and will be subject to the financial, business and other factors affecting such subsidiaries as well as general economic and financial conditions. As substantially all of our operations are conducted through our subsidiaries, we are dependent on the cash flows of our subsidiaries to meet our obligations and the ability of Shanxi Coal and our other subsidiaries to pay dividends or make other distributions, which may be limited.

Because virtually all of our assets are held by our operating subsidiaries, the claims of our shareholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiaries. In the event of a bankruptcy, liquidation or reorganization of the Company, our assets and those of our subsidiaries’ will be available to satisfy the claims of our shareholders only after all of Putai’s and its subsidiaries’ liabilities and obligations have been paid in full.

If we do not successfully execute our strategy of growth through coal mine acquisitions, our future performance, particularly our profit margins, could be adversely affected.

We plan to grow through external growth opportunities, including acquisitions of coal mines. If we are unable to obtain or manage these external growth opportunities successfully, we will not be able to grow our business in the way that we currently expect. The availability of high quality coal mines is limited and we are not certain that we will be able to identify suitable candidates or complete transactions on terms that are acceptable to us. In order to pursue such opportunities, we may require significant additional financing, which may not be available to us on favorable terms, if at all. In addition, even if we are able to successfully complete acquisitions, we may not be able to integrate them, operate them profitably, or take full advantage of them and therefore may not realize the benefits that we expect. If we are unsuccessful in our external growth strategy, we may not be able to grow our business significantly and we may incur asset impairment charges as a result of acquisitions that are not successful.

The current credit and financial market conditions have a negative impact on global business environment and may exacerbate certain risks affecting our business.

The financial markets are currently experiencing unprecedented volatility, stress, illiquidity and disruption around the world. Many of our customers and suppliers may encounter much uncertainty and risks due to the weakening business environment and credit availability. As a result, these customers and suppliers may be unable to satisfy their contract obligations, may delay payment, or may not repay our credit advance to them, which could negatively affect our business and financial performance.

Our operating results have been and may continue to be affected by fluctuations in raw material prices. We may not be able to pass on cost increases to customers.

Our operating profits have been and may continue to be negatively affected by fluctuations in the price of raw coking coal. We are subject to short-term coal price volatility and have purchased and may continue to have to purchase raw coking coal at higher prices. In the past, we were unable to pass the cost increase of raw coal on to customers and may not be able to do so in the future either. This has adversely affected and may continue to adversely affect our gross margins and profitability. Our sales agreements with customers generally contain provisions that permit the parties to adjust the contract price of the cleaned coking coal upward or downward at specified times. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our mining suppliers, general inflation or deflation, or changes in the cost of producing raw or cleaned coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on a price with our customer under these provisions, many agreements permit customers to terminate the contract or refuse to buy all of the quantities contracted for. Market prices for raw coking coal fluctuate in most regions in China. From the beginning of 2008 the price of raw coking coal rose significantly and the price reached highest level before October 2008, and then significantly decreased afterwards. We were not able to fully pass these cost increases on to our customers and may not be able to do so with any future increases in the cost of raw materials. Top quality raw coking coal is critical to our maintaining operating efficiencies and delivering cleaned coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products.

The demand for our product is cyclical and is affected by industrial economic conditions. Downturns in the economy may reduce demand for our product and our revenues could decline.

Because we do not export our product out of China, our business and operating results are primarily dependent upon China’s domestic demand for cleaned coking coal. However, because the domestic demand for coal in China is impacted by the international demand for coal, we are also susceptible to fluctuations in the international markets. The domestic and international coking coal markets are cyclical and exhibit fluctuation in supply and demand from year to year and are subject to numerous factors beyond our control, including, but not limited to, the economic conditions in China, the global economic conditions and fluctuations in industries with high demand for coal, such as the steel and power industries. A significant decline in demand or excess supply for cleaned coking coal may have a material adverse effect on our business and results of operations.

In addition, nearly all of our sales are concentrated in the central and northern area of China. Accordingly, we are susceptible to fluctuations in business caused by adverse economic conditions in those regions. Difficult economic conditions in other geographic areas into which we may expand may also adversely affect our business, operations and finances.

If any of Shanxi Coal’s coal sales agreements terminates or expires, our revenues and operating profits could suffer.

A substantial portion of our sales are made under coal sales agreements, which are important to the stability and profitability of our operations. It is common business practice in China that coal purchase and sale agreements are signed for one year terms, with annual renewals. This practice makes it difficult for us to forecast long-term purchase and sale quantities and can negatively affect our ability to manage inventory. These agreements may expire or be terminated. Coal sales agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Moreover, even if sales agreements are in force, buyers are generally not obligated to take the quantities specified in the contracts.

Increases in transportation costs could make our operations less competitive and result in the loss of customers.

Coal producers and processors depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While our customers typically arrange and pay for transportation of cleaned coking coal from our facilities to the point of use, any disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations. For example, the high volume of raw coal shipped from all Shanxi Province mines could create temporary congestion on the rail systems servicing that region. If transportation for our cleaned coking coal becomes unavailable or uneconomic for our customers, our ability to sell cleaned coking coal could suffer. Transportation costs can represent a significant portion of the total cost of cleaned coal. Since our customers typically pay that cost, it is a critical factor in a distant customer’s purchasing decision. If transportation costs from our facilities to the customer’s are not competitive, the customer may elect to purchase from another company. Moreover, certain coal sales agreements permit the customer to terminate the contract if the cost of transportation increases by specified amounts in any given 12-month period.

We may not be able to manage our expanding operations effectively, which could harm our business.

We have expanded rapidly by acquiring coal washing facilities in Liulin County, Zhongyang County and Lingshi County, which have become operational and have a total annual coal washing capacity of approximately 3.5 million MT. We anticipate continuous expansion in our business, both through further acquisitions and internal growth. The new facility acquisitions and the overall internal growth require significant management resources that our smaller-size competitors do not need to devote to their operations. In order to manage the expected growth of our operations and personnel, we will be required to improve and implement operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationship with more suppliers and customers. Our current and planned personnel, systems, procedures and controls may not be adequate to support our further operations. If we were not successful in establishing, maintaining and managing our personnel, systems, procedures and controls, our business will be materially and adversely affected.

We may not be able to meet quality specifications required by our customers and as a result could incur economic penalties or cancelled agreements which would reduce our sales and profitability.

Most of our coal sales agreements contain provisions requiring us to deliver coking coal meeting quality thresholds for certain characteristics such as BTUs, sulfur content, ash content, grindability and ash fusion temperature. If we are not able to meet these specifications, because, for example, we are not able to source coal of the proper quality, we may incur economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts.

Our business is highly competitive and increased competition could reduce our sales, earnings and profitability.

The coal crushing, washing and processing business is highly competitive in China and we face substantial competition in connection with the marketing and sale of our products. Most of our competitors are well established, have greater financial, marketing, personnel and other resources, have been in business for longer periods of time than we have, and have products that have gained wide customer acceptance in the marketplace. The greater financial resources of our competitors will permit them to implement extensive marketing and promotional programs. We could fail to expand our market share, and could fail to maintain our current share.

Increased competition could also result in overcapacity in the Chinese coal industry in general. The coal industry in China has experienced overcapacity in the past. During the mid-1970s and early 1980s, a growing coal market and increased demand for coal in China attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower processed coal prices. Similarly, an increase in future processed coal prices could encourage the development of expanded capacity by new or existing coal processors. Any overcapacity could reduce processed coal prices in the future and our profitability would be impaired.

We depend on key persons and the loss of any key person could adversely affect our operations.

We and our operating company, Shanxi Coal, are highly dependent on the marketing ability and credit of Ming Zhao, our Chairman, and the loss of his service and support would have a material and adverse impact on our operations. We are also dependent upon our relationship with Ming Zhao and his brother, Yao Zhao’s other controlled businesses. None of our companies have applied for key-man life insurance on the lives of our executives. If we were to lose the services of Ming Zhao, our ability to operate would be impaired.

We do not have any registered patents or other intellectual property and we may not be able to maintain the confidentiality of our processes.

We have no patents covering our cleaning processes and we rely on the confidentiality of our cleaning processes in producing a competitive product. The confidentiality of our know-how may not be maintained and we may lose any meaningful competitive advantage which might arise through our proprietary processes. As a result, our market position may be materially adversely affected.

Significant assets are subject to a lien held by a company controlled by the Zhaos and their family. If we default on the payment of the obligations secured by the lien we could lose title to assets which are necessary for the operation of our business.

We financed the acquisition of the New Shanxi Liulin Jucai Plant and the New Zhongyang Plant through Resources Group, an entity owned 80% by Ming Zhao, 10% by Yao Zhao, 5% by Xue Ning, Ming Zhao’s wife, and 5% by Xue Yue, a second-generation cousin of Xue Ning, for an aggregate cost of $13 million paid through a 6% secured Facilities Loan amortized over 10 years. The note is secured by the assets purchased. If we default on the loan, the security could be enforced and title to the assets could be lost, having a significant negative impact on our ability to produce our products.

Since the Zhaos are equity owners of Resources Group they may have a conflict of interest with the Company. If the lien is enforced after a default, the secured assets would be transferred to an entity which is owned by them. Ming Zhao and Yao Zhao may have, or may develop in the future, conflicts of interest with us. As the equity owners of 10% of the registered capital of Shanxi Coal, they might personally profit if Shanxi Coal’s benefits of operation are not directed to us. In addition, the loan used to finance our recent facility expansions are held by Resources Group, a company which is owned by the Zhaos and their family. It could be in their economic interest to cause us to default on the payment of the loan with Resources Group since Resources Group could acquire the assets which are subject to the lien as a result of enforcement of the lien after a default. With their combined ownership of us (as of November 10, 2009, approximately 48.56% and 12.22% of our outstanding common stock), they can control the actions which we take. Ming Zhao is our Chairman of the board of directors. In addition, the Zhao brothers also control the Jucai coal mine, one of our suppliers of raw coal. By limiting or eliminating our supply, they could materially adversely impact our production and revenue, which in turn could cause us to default on our loan to Resources Group. See also the risk below, “Our principal stockholders have significant control over the company and may have conflicts of interest with the company.”

Because we are expanding, we may have to make sales to customers with inadequate or unknown creditworthiness. We may not be able to collect receivables which are incurred by these customers.

Our ability to receive payment for cleaned coal depends on the continued creditworthiness of our customers. In order to pay our expansion costs, we may have to make sales to customers who are less creditworthy than our historical customers. Our customer base may change if our sales increase because of our added cleaning capacity. If we are not able to collect our receivables, our profitability will be negatively affected.

Terrorist attacks or military conflict could result in disruption of our business.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks, rumors or threats of war, actual conflicts involving China or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of processed coal to our customers, decreased sales of coal and extensions of time for payment of accounts receivable from customers. Strategic targets such as energy-related assets may be at greater risk of terrorist attacks than other targets. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. Any, or a combination, of these occurrences could have a material adverse effect on Shanxi Coal’s business, financial condition and results of operations.

Risks Relating to Doing Business in China

Our Chinese operations pose certain risks because of the evolving state of the Chinese economy, political, and legislative and regulatory systems. Changes in the interpretations of existing laws and the enactment of new laws may negatively impact our business and results of operation.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including its levels of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Doing business in China involves various risks including internal and international political risks, evolving national economic policies as well as financial accounting standards, expropriation and the potential for a reversal in economic conditions. Since the late 1970s, the Chinese government has been reforming its economic system. These policies and measures may from time to time be modified or revised. While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. Furthermore, while the Chinese government has implemented various measures to encourage economic development and guide the allocation of resources, some of these measures may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Also, since early 2004, the Chinese government has implemented certain measures to control the pace of economic growth including certain levels of price controls on raw coking coal. Such controls could cause our margins to be decreased. In addition, such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. Adverse changes in economic policies of the Chinese government or in the laws and regulations, if any, could have a material and adverse effect on the overall economic growth of China, and could adversely affect our business operations.

There are substantial uncertainties regarding the application of Chinese laws, especially with respect to existing and future foreign investments in China. The interpretation and application of existing Chinese laws, regulations and policies, and the stated positions of the Chinese authorities may change and possible new laws, regulations or policies will impact our business and operations. For example, due to the uncertainties surrounding the interpretation of the transfer pricing rules relating to related party transactions in China, it is possible that tax authorities in China may challenge the transfer prices that we have used for related party transactions among our entities in China in the future. Because of the evolving nature of the law, it will be difficult for us to manage and plan for changes that may arise. Our business is and will continue to be subject central, provincial, local and municipal regulation and licensing in China. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process. Compliance with foreign country laws and regulations affecting foreign investment, business operations, currency exchange, repatriation of profits, and taxation, will increase the risk of investing in our stock.

We may have to incur unanticipated costs because of the unpredictability of the Chinese legal system.

The Chinese legal system has many uncertainties. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our industry is heavily regulated and we may not be able to remain in compliance with all such regulations and we may be required to incur substantial costs in complying with such regulation.

We are subject to extensive regulation by China’s Mining Ministry, and by other provincial, county and local authorities in jurisdictions in which our products are processed or sold, regarding the processing, storage, and distribution of our product. Our processing facilities are subject to periodic inspection by national, province, county and local authorities. We may not be able to comply with current laws and regulations, or any future laws and regulations. To the extent that new regulations are adopted, we will be required to adjust our activities in order to comply with such regulations. We may be required to incur substantial costs in order to comply. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material and adverse effect on our business, operations and finances. Changes in applicable laws and regulations may also have a negative impact on our sales. Certain of our contracts with customers permit the customers to terminate the contract in the event of changes in regulations affecting the industry that increase the price of coal beyond specified limits.

The government regulation of our coal processing operations imposes additional costs on us, and future regulations could increase those costs or limit our ability to crush, clean and process coking coal. China’s central, provincial and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. We are required to prepare and present to China’s central, provincial and local authorities data pertaining to the effect or impact that any proposed processing of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement, expansion or continuation of our coal processing operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially and adversely affect our operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us and our customers to change operations significantly or incur increased costs. Certain sales agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

It will be difficult for any shareholder of our company to commence a legal action against our executives. Other than the stock of our subsidiaries, we have no assets in the United States.

We conduct substantially all of our operations through our control of Shanxi Coal. Shanxi Coal and substantially all of Shanxi Coal’s assets are located in Shanxi Province, China. Other than our stock in our direct subsidiary, Puda Investments Holding Limited, an International Business Company incorporated in the British Virgin Islands, we have no assets in the United States. In addition, all of our executive officers and some of our directors reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our senior executive officers or some directors, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgments of courts.

Restrictions on Chinese currency may limit our ability to obtain operating capital and could restrict our ability to move funds out of China and to pay dividends.

The Chinese currency, “Renminbi”, or “RMB”, is not a freely convertible currency, which could limit our ability to obtain sufficient foreign currency to support Shanxi Coal’s business operations in the future and could impair the ability of Shanxi Coal to pay dividends or other distributions to Puda. We rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. Shanxi Coal receives all of its revenues in Renminbi, which is not freely convertible into other foreign currencies. Under our current structure, our income is derived from payments from Shanxi Coal through Putai and BVI. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. Current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.

In order to pay dividends to Puda, a conversion of Renminbi into U.S. dollars is required. Under current Chinese law, the conversion of Renminbi into foreign currency generally requires government consent. Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon the ability of Shanxi Coal to meet its cash needs, and to pay dividends to Puda. However, Putai is presently classified as a wholly foreign-owned enterprise, or WFOE, in China that has verifiable foreign investment in China, funding having been made through an official Chinese banking channel. Because Putai qualifies for treatment as a WFOE, it can convert Renminbi, declare dividends and its funds can be repatriated to Puda in the United States under current laws and regulations in China, subject to limitations and restrictions imposed by Chinese laws, such as the SAFE notices issued by the State Administration of Foreign Exchange. However, the Chinese laws governing foreign currency exchange are evolving, and changes in such laws or their interpretation or application may adversely affect the ability to convert Renminbi, declare dividends and repatriate funds to the United States. Because our cash flow is dependent on dividend distributions from our subsidiaries in China, we may be restricted from distributing dividends to stockholders if we do not receive distributions of dividends from our subsidiaries.

Our ownership structure is subject to regulatory controls which could cause our subsidiaries to be subject to penalties or which may restrict our ability to repatriate and distribute profits.

The State Administration of Foreign Exchange (“SAFE”) in China issued public Circular No. 75 on October 21, 2005 concerning foreign exchange regulations on financings and returns on investments made by PRC residents through off-shore investment vehicles. The circular went into effect November 1, 2005 and replaces Circular No. 11 issued January 24, 2005 and Circular No. 29 issued April 8, 2005 concerning foreign investment regulations on mergers and acquisitions in China. Circular No. 75 eliminates the requirement under the prior two circulars for the China Ministry of Commerce (“MOFCOM”) to approve offshore investments made by PRC individual residents. This change effectively enables PRC individual residents to set up, control or otherwise invest into China through an offshore vehicle for the purposes of attracting overseas financing and facilitating an offshore public listing or offshore merger and acquisition exit, so long as such individuals comply with the SAFE registration procedures contained in Circular No. 75.

Although Circular No. 75 has removed the requirement for MOFCOM approval, and Puda’s Chinese shareholders have complied with Circular No. 75 requirements, the burdens that may arise under the SAFE registration process in the future may still restrict our ability to control and manage Shanxi Coal and could adversely affect our business and prospects.

We are subject to currency fluctuations from our Chinese operations and fluctuations in the exchange rate may negatively affect our expenses and results of operations, as well as the value of our assets and liabilities.

Effective July 21, 2005, The People’s Bank of China announced that the Renminbi exchange rate regime is reformed by moving from a fixed rate of exchange based upon the U.S. dollar to a managed floating exchange rate regime based upon market supply and demand of a basket of currencies. As of July 26, 2005, the exchange rate against the Renminbi was adjusted to 8.11 Renminbi per U.S. dollar from 8.28 Renminbi per U.S. dollar, which represents an adjustment of approximately two percent. As of December 31, 2008, the last trading day in 2008, Renminbi appreciated to approximately 6.8225 Renminbi per U.S. Dollar. It is expected that the revaluation of the Renminbi and the exchange rate of the Renminbi may continue to change in the future. Fluctuations in the exchange rate between the Chinese RMB and the United States dollar could adversely affect our operating results. Results of Shanxi Coal’s operations are translated at average exchange rates into United States Dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. We do not use hedging techniques to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock prices.

Because our operations are located in China, information about our operations are not readily available from independent third-party sources.

Because our sole operating company, Shanxi Coal, is based in China, shareholders may have greater difficulty in obtaining information about Shanxi Coal on a timely basis than would shareholders of an entirely U.S.-based company. Shanxi Coal’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about Shanxi Coal from sources other than Shanxi Coal itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders. Shareholders will be dependent upon Shanxi Coal’s management for reports of Shanxi Coal’s progress, development, activities and expenditure of proceeds.

Risks Associated with this Offering and Puda’s Common Stock

Our stock was historically very thinly traded and stockholders may not be able to liquidate their investment at all, or may only be able to liquidate the investment at a price less than the company’s value.

Our common stock was historically very thinly traded, and the price if traded may not reflect the value of our company. Consequently, investors may not be able to liquidate their investment at all, or if they are able to liquidate it may only be at a price that does not reflect the value of the business. Even if a more active market should develop, the price may be highly volatile. Furthermore, if the price for our stock becomes lower, many brokerage firms may not be willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in our stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. In additional, many lending institutions will not permit the use of common stock like ours as collateral for any loans.

We were historically subject to the Penny Stock Rules; there is no certainty whether we will be subject to such rules again in the future, and if we will, sale of our stock by investors may be difficult.

We were historically subject to the SEC’s “penny stock” rules. Penny stocks generally are equity securities with a price of less than $5.00. If our stock prices decrease in the future to below $5.00, we may be subject to penny stock rules again. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for our common stock. If our common stock becomes subject to the penny stock rules again in the future, the holders of such common stock may find it more difficult to sell their securities.

Our stock price has been extremely volatile and may continue to fluctuate significantly, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our common stock has been and may continue to be subject to significant daily fluctuations. During the three months ended September 30, 2009, the closing sale prices of our ordinary shares on the Over-the-Counter Bulletin Board and then NYSE Amex ranged from $3.15 to $6.65 per share (taking into account the 7-to-1 share conversion). Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of material customer agreements or acquisition, the operating and stock price performance of other companies that investors may deem comparable, new government restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related companies recently have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Our stock prices could decrease if a substantial number of shares are sold under Rule 144.

A substantial majority of Puda’s outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemption from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a period of at least one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed 1.0% of a our outstanding common stock. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of two years or more. The SEC amended Rule 144 and, effective February 15, 2008, non-affiliates may sell restricted securities without volume limitations or other requirements after having held the securities for six months. If a substantial number of shares of our stock are sold under the amended Rule 144 or other exemption, it could cause the price our stock to go down.

Our principal stockholders have the ability to exert significant control in matters requiring stockholder vote and could delay, deter or prevent a change in control of our company.

As of November 10, 2009, Ming Zhao and Yao Zhao own in total approximately 60.78% of the Company’s outstanding shares, and upon the conversion of all of the outstanding convertible notes and the exercise of all of the outstanding warrants the underlying stock of which is being registered in this offering, they will own in total approximately 53.39% of our outstanding stock and, acting together, will be able to exert a significant degree of influence over our management and affairs and all actions requiring stockholder approval, such as the election of directors and approval of significant corporate transactions.  In addition, Delaware corporate law provides that certain actions may be taken by consent action of stockholders holding a majority of the outstanding shares.  In the event that the requisite approval of stockholders is obtained by consent action, without any meeting of stockholders, dissenting or non-participating stockholders generally would be bound by such vote.  Through their concentration of voting power, the Zhao brothers could delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other stockholders.  Accordingly, this concentration of ownership may harm the market price of our common stock.  In addition, the interest of the Zhao brothers may not always coincide with the interest of the Company’s other stockholders.  In deciding how to vote on such matters, the Zhao brothers may be influenced by interests that conflict with yours.  You should not buy our common stock unless you are willing to entrust all aspects of operational control to Puda’s current management team.

Our principal stockholders have significant control over the company and may have conflicts of interest with the company.

Ming Zhao and Yao Zhao may have, or may develop in the future, conflicts of interest with us.  First, the loan used to finance our recent facility expansions is  held by Resources Group, a company which is owned by the Zhaos.  It could be in their economic interest to cause us to default on the payment of the loan with Resources Group since Resources Group could acquire the assets which are subject to the lien as a result of enforcement of the lien after a default.  With their combined ownership of us (60.78%, and 53.39% after the Conversion), they can control the actions which we take.  Ming Zhao is our Chairman of the board of directors.  Second, the Zhao brothers control the mine which is one of our raw coal suppliers.  We currently secure raw coal from local Liulin County coal mines, including Jucai Coal, a coal mine that is 75% owned by Yao Zhao, Mr. Ming Zhao’s brother and a manager of the coal washing plants of Shanxi Coal.  By limiting or eliminating our supply, the Zhao brothers, who control our coal mine supplies, could adversely impact our production and revenue, which in turn could cause us to default on our loan to Resources Group.  In addition, the Zhao Brothers may declare dividends out of Shanxi Coal, in which they own 10% of the direct equity interest even though it would be in the interests of Puda for Shanxi Coal, to reinvest its profits into the business.

The conversion of outstanding derivative securities could cause your ownership in the company to be diluted and may decrease the value of your investment.

Outstanding derivative securities and current and future obligations to issue Puda’s securities to various parties may dilute the value of your investment.  In November 2005, we issued warrants with 5 years term to certain investors.  For as long as the warrants are outstanding, the holders thereof will have an opportunity to profit from a rise in the market price of our common stock without assuming the risks of ownership.  This may have an adverse effect on the terms upon which we can obtain additional capital.  It should be expected that the holders of such derivative securities would exercise or convert them at a time when we would be able to obtain equity capital on terms more favorable than the exercise or conversion prices provided by the warrants or options.  There are no preemptive rights in connection with Puda’s common stock.

We do not intend to pay dividends in the foreseeable future.

In 2005, Shanxi Coal, our 90% subsidiary, declared dividends of $1,756,470, payable to Ming Zhao (80%) and Yao Zhao (20%), of which $543,470 was paid in 2005 and $1,172,000 was paid in October 17, 2008.  In September 2008, Shanxi Coal declared RMB 8 million ($1,170,754) dividend to its shareholders, which has not been paid as of the date of December 31, 2008.  No dividend was declared in 2006, 2007 and 2008 by Puda Coal, the OTC listed company.  Puda Coal does not intend to pay any dividends in the foreseeable future.  We do not plan on making any cash distributions in the manner of a dividend or otherwise. Our board of directors presently intends to follow a policy of retaining earnings, if any.

The Company has the right to issue additional common stock and preferred stock without the consent of shareholders. This would have the effect of diluting your ownership in the company and could decrease the value of your stock.

There are additional authorized but unissued shares of our common stock that may be later issued by our board of directors for any purpose without the consent or vote of the stockholders that would dilute a stockholder’s percentage ownership of the company.

In addition, our certificate of incorporation authorizes the issuance of shares of preferred stock, the rights, preferences, designations and limitations of which may be set by the board of directors.  While no preferred stock is currently outstanding or subject to be issued, the certificate of incorporation has authorized issuance of up to 5,000,000 shares of preferred stock in the discretion of the board of directors.  Such preferred stock may be issued upon filing of amended certificate of incorporation and the payment of required fees; no further shareholder action is required.  If issued, the rights, preferences, designations and limitations of such preferred stock would be set by the board of directors and could operate to the disadvantage of the outstanding common stock.  Such terms could include, among others, preferences as to dividends and distributions on liquidation.

We may be subject to regulatory scrutiny and sustain a loss of public confidence if we are unable to satisfy regulatory requirements relating to our internal controls over financial reporting and/or we have material internal control weaknesses which may result in material financial reporting errors.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal controls over financial reporting beginning with our Annual Report filed for a fiscal year ending on or after December 15, 2007 and have our independent registered public accounting firm attest to such evaluation for fiscal years ending on or after December 15, 2009.  Compliance with these requirements can be expensive and time-consuming.  While we believe that we met and will continue to be able to meet the applicable deadlines, no assurance can be given that we will meet the required deadlines in future years.  If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our evaluation when we are required to have such attestation, we may be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

We had not maintained an effective system of internal control over financial reporting until we recently corrected the material weaknesses in our internal control.  If we fail to maintain an effective internal control again in the future, there may be inaccuracies in our financial statements and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

As reported in Item 9A(T) – “Control and Procedures” of our annual report on Form 10-K for the fiscal year ended December 31, 2008 and Item 4 – “Controls and Procedures” of this report, we had not maintained an effective system of internal control over financial reporting until we recently corrected the material weaknesses in internal control by the end of the third quarter of 2009. For a detailed description of these material weaknesses and our remediation efforts, see Item 9A(T) – “Controls and Procedures” of our annual report on Form 10-K for the fiscal year ended December 31, 2008 and Item 4 – “Controls and Procedures” of the subsequent quarterly reports on Forms 10-Q.  If a material weakness is identified in our internal control over financial reporting in the future, our management will be unable to report favorably as to the effectiveness of our internal control over financial reporting and/or our disclosure controls and procedures, and we could be required to further implement expensive and time-consuming remedial measures and potentially lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price and potentially subject us to litigation.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement will be used for general corporate purposes.  General corporate purposes may include operating expenses, acquisitions, investments, repayment of debt, capital expenditures, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement.  We may invest the net proceeds temporarily until we use them for their stated purposes.

DESCRIPTION OF THE COMMON STOCK AND PREFERRED STOCK WE MAY OFFER

The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of these types of securities but is not complete.  For the complete terms of our common stock and preferred stock, please refer to our certificate of incorporation and bylaws that are incorporated by reference into the registration statement which includes this prospectus and, with respect to preferred stock, the certificate of designation which will be filed with the Securities and Exchange Commission for each series of preferred stock we may designate, if any.  We also refer you to the description of our common stock and preferred stock set forth in our Registration Statement on Form 8-A filed with the SEC on September 16, 2009.

We will describe in a prospectus supplement the specific terms of any common stock or preferred stock we may offer pursuant to this prospectus.  If indicated in a prospectus supplement, the terms of such common stock or preferred stock may differ from the terms described below.

Common Stock

Under our certificate of incorporation we may issue up to 150,000,000 shares of common stock, par value $0.001 per share. As of January 5, 2010, we had 15,838,863 shares of common stock issued and outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of Puda, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

Our common stock is listed on the NYSE Amex under the symbol “PUDA.” The transfer agent and registrar for our common stock is Fidelity Transfer Company.

Preferred Stock

Under our certificate of incorporation we may issue up to 5,000,000 shares of preferred stock, par value $0.01 per share.  No shares of preferred stock or options to purchase preferred stock are currently outstanding.  Our board of directors has the authority, without further action by the stockholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series.  The board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.  The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series.  Any or all of the rights of the preferred stock may be greater than the rights of the common stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Puda without further action by the stockholders.  The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock.  In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

•	the number of shares in the series of preferred stock;

•	the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of Puda and the removal of incumbent officers and directors more difficult.  These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Puda to negotiate with us first.  We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Puda outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the Delaware general corporation law.  In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.  Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder.  Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock.  These provisions may have the effect of delaying, deferring or preventing a change in control of Puda without further action by the stockholders.

Our certificate of incorporation sets forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

DESCRIPTION OF THE WARRANTS WE MAY OFFER

We may issue warrants, including warrants to purchase common stock, preferred stock, or any combination of the foregoing.  Warrants may be issued independently or together with any securities and may be attached to or separate from the securities.  The warrants will be issued under warrant agreements to be entered into between us and a warrant agent as detailed in the prospectus supplement relating to warrants being offered.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods.  The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to Puda, any underwriting discounts and other items constituting underwriters’ compensation, and initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement.  If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.  Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals.  The dealers then may resell the securities to the public at varying prices which they determine at the time of resale.  The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate.  If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement.  Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein.  In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements.  The terms of any indemnification provisions will be set forth in a prospectus supplement.  Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date.  We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors.  The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal, at the time of delivery.  The underwriters and other agents will not be responsible for the validity or performance of contracts.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on NYSE Amex.  Any common stock sold pursuant to a prospectus supplement will be eligible for quotation and trading on NYSE Amex, subject to official notice of issuance.  Any underwriters to whom securities are sold by Puda for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.  The securities, other than the common stock, may or may not be listed on a national securities exchange or eligible for quotation and trading on NYSE Amex.

LEGAL MATTERS

The validity of the securities to be issued pursuant to this prospectus will be passed upon by Goodwin Procter LLP, New York, New York, counsel to Puda.

EXPERTS

The consolidated financial statements and supplementary consolidated financial statements of Puda as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, incorporated in this document by reference to the Annual Report on Form 10-K of Puda for the year ended December 31, 2008, have been so incorporated in reliance on the reports of Moore Stephens, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. You can call the SEC at 1-800-732-0330 for further information about the Public Reference Room. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC’s World Wide Web site at http://www.sec/gov. We maintain a website at www.pudacoalinc.com. Our website and the information contained therein or connected thereto are not intended to be incorporated into this registration statement.

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus.  Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 for so long as this Registration Statement remains effective.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

3.	Our current Reports on Form 8-K, filed with the SEC on December 7 and December 17, 2009.

4.	The description of our common stock set forth in our Registration Statement on Form 8-A filed with the SEC on September 16, 2009.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents.  You should direct any requests for documents to Qiong (Laby) Wu, Chief Financial Officer, 426 Xuefu Street, Taiyuan, Shanxi Province, The People’s Republic of China  030006, telephone: 011 86 351 228 1302.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Registrant in connection with the offerings described in this registration statement.  In addition to the costs and expenses set forth below, we will pay any selling commissions and brokerage fees and any applicable taxes and fees and disbursements (“Sales Fees”) with respect to securities registered by this prospectus which we may sell, but these fees cannot be predicted with any certainty at this time due to the uncertainty as to the number of such securities.  All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$613.8
Legal fees and expenses	$50,000
Accounting fees and expenses	$20,000
Financial printers fees and expenses	$5,000
Miscellaneous expenses	5,000

Total	$80,613.8

Item 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).  Article VII of the Registrant’s bylaws authorizes indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL.

The Registrant has also entered into agreements with its directors and certain officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.  The Registrant maintains liability insurance for the benefit of its directors and certain of its officers.

The above discussion of the DGCL and of the Registrant’s bylaws and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statutes, certificate of incorporation, bylaws and indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

Exhibits

1.1	Form of Equity Underwriting Agreement*
3.1	Certificate of Incorporation**
3.2	Bylaws**
4.1	Form of Certificate of Designation for the preferred stock (together with preferred stock certificate)*
4.2	Form of Warrant Agreement (together with form of Warrant Certificate)*
5.1	Opinion of Goodwin Procter LLP
12.1	Computation of Ratio of Earnings to Fixed Charges*
23.1	Consent of Moore Stephens, Independent Accountants
23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see signature page)

*	To be filed by a report on Form 8-K pursuant to Item 601 of Regulation S-K.

**	Incorporated herein by reference to incorporated herein by reference to our Current Report on Form 8-K filed with the SEC on July 8, 2009.

Item 17.  Undertakings.

(a)           The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act,

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)           The undersigned Registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Puda certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Taiyuan, Shanxi Province, China, on January [__], 2010.

PUDA COAL, INC.

By:	/s/ Qiong Wu
Qiong Wu Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Liping Zhu and Qiong Wu, and each of them, as his true and lawful attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Liping Zhu	Chief Executive Officer (Principal	January [__], 2010
Liping Zhu	Executive Officer) and director

/s/ Qiong Wu	Chief Financial Officer (Principal	January [__], 2010
Qiong Wu	Financial and Accounting Officer)

/s/ Ming Zhao	Chairman of Board	January [__], 2010
Ming Zhao

/s/ Jianfei Ni	Director	January [__], 2010
Jianfei Ni

/s/ C. Mark Tang	Director	January [__], 2010
C. Mark Tang

/s/ Lawrence Wizel	Director	January [__], 2010
Lawrence Wizel

INDEX TO EXHIBITS

Exhibits

1.1	Form of Equity Underwriting Agreement*
3.1	Certificate of Incorporation**
3.2	Bylaws**
4.1	Form of Certificate of Designation for the preferred stock (together with preferred stock certificate)*
4.2	Form of Warrant Agreement (together with form of Warrant Certificate)*
5.1	Opinion of Goodwin Procter LLP
12.1	Computation of Ratio of Earnings to Fixed Charges*
23.1	Consent of Moore Stephens, Independent Accountants
23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see signature page)

*	To be filed by a report on Form 8-K pursuant to Item 601 of Regulation S-K.

**	Incorporated herein by reference to incorporated herein by reference to our Current Report on Form 8-K filed with the SEC on July 8, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Amendment No. 1

(Mark One)

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (“EXCHANGE ACT”)

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to __________

Commission file number 333-85306.

PUDA COAL, INC.

(Name of small business issuer in its charter)

Florida	65-1129912

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

426 Xuefu Street, Taiyuan, Shanxi Province, The People’s Republic of China
030006
(Address of principal executive offices)	(Zip Code)

Issuer’s Telephone Number: 011 86 351 228 1302

Securities registered under Section 12(b) of the Exchange Act:

Title of each class: N/A	Name of each exchange on which registered: N/A

Securities registered under Section 12(g) of the Exchange Act:

Title of Class: N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☒   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐Yes ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.         ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

As of June 30, 2008, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the registrant’s voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold, was approximately $20,876,971.  Solely for the purposes of this calculation, “affiliate” has the meaning defined in Rule 12b-2 of the Exchange Act.

The total number of shares of common stock of the registrant that were outstanding on the latest practicable date, March 6, 2009, was 107,335,759 shares.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A amends the items identified below with respect to the annual report on Form 10-K filed by Puda Coal, Inc. (“We” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 31, 2009 (the “Original Filing”) for the fiscal year ended December 31, 2008.

In connection with the review of the Company’s registration statement on Form S-3 filed on December 2009 and the Original Filing, the SEC asked the Company to revise and expand certain disclosure in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, to:

(i) quantify the impacts of cleaned coal price and volume changes on net revenues; and

(ii) revise the analysis of cost of revenue to include other elements of such cost and quantify the aggregate effects of changes in both cost per unit and volume on cost of revenue.

The above amendments have no impact on the Company’s audited financial statements for the fiscal year ended December 31, 2008.

Changes Reflected in this Form 10-K/A

This Form 10-K/A only amends certain information in the following items related to the fiscal year ended December 31, 2008:

Cover Page
Explanatory Note
Part II	3
Item 7 - Management’s Discussion and Analysis or Plan of Operations	3
Exhibits	12
Signature Page
Certifications

The application of the foregoing has resulted in certain amendments to the Original Filing. Primarily these amendments are to reflect the revised disclosure as discussed above. Except for the amended information, this Form 10-K/A continues to describe conditions as of the date of the Original Filing, and the disclosures contained herein have not been updated to reflect events, results or developments that have occurred after the Original Filing, or to modify or update these disclosures affected by subsequent events, results or developments that have occurred or facts that have become known to us after the date of the Original Filing (other than this amendment), and such forward looking statements should be read in their historical context. This Form 10-K/A should be read in conjunction with the Company’s filing made with the SEC subsequent to the Original Filing, including any amendments to those filings.

Forward-Looking Statements

This  Amendment No. 1 to Annual Report on Form 10-K/A  of Puda  contains certain forward-looking statements. These statements include the plans and objectives of management for the future growth of the Company and its subsidiaries, including plans and objectives related to the consummation of acquisitions and future private and public issuances of Puda’s equity and debt securities. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Puda. Although Puda believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this Form 10-K, the inclusion of such information should not be regarded as a representation by Puda or any other person that the objectives and plans of Puda will be achieved.

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The words “we,” “us”, “our” and “Puda” refer to Puda Coal, Inc. and its subsidiaries. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties, including but not limited to: (a) limited amount of resources devoted to expanding our business plan; (b) our failure to implement our business plan within the time period we originally planned to accomplish; (c) our ability to eliminate or otherwise mitigate any material weakness in internal control over financial reporting or significant deficiencies that have been and may be further identified; and (d) other risks that are discussed in this Form 10-K and incorporated herein by reference or included in our previous filings with the SEC.

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Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following description of our results of operations and financial condition in conjunction with the audited financial statements contained herein. Unless otherwise specified, all dollar amounts are in U.S. dollars.

Overview

We process high-grade metallurgical coking coal and supply it to coke and steel manufacturers. High-grade, cleaned coking coal is an important input in the steel manufacturing process. We source raw coal from third-party coal mines located in Shanxi Province, China and after we process it to a quality which is required to produce steel, we sell it to our customers in and around Shanxi Province.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenue. Net revenue was $242,338,000 for the year ended December 31, 2008, compared to $165,267,000 for the year ended December 31, 2007, an increase of $77,071,000, or 47%. The increase in revenue was primarily due to increased tonnage sales of cleaned coal and increased selling price.  The tonnage sales of cleaned coal increased approximately 329,000 MT, or 16%, from approximately 2,013,000 MT for the year ended December 31, 2007 to approximately 2,342,000 MT for the year ended December 31, 2008. Approximately $26,978,000 of the total revenue increase in the year ended December 31, 2008 is attributable to the increase in tonnage sales of cleaned coal.  The selling price of cleaned coal increased approximately $ 21 or  26%, from approximately $ 82 per ton for the year ended December 31, 2007 to approximately $103 per ton for the year ended December 31, 2008.   Approximately $49,182,000 of the total revenue increase in the year ended December 31, 2008 is attributable to the increase in average selling price. The increase in tonnage  sales and selling price were primarily due to increased orders of cleaned coal from existing and new customers for the year ended December 31, 2008.

Cost of Revenue. Cost of revenue was $212,002,000 for the year ended December 31, 2008, compared to $136,652,000 for the year ended December 31, 2007, an increase of $75,350,000, or 55%.  This was primarily due to increased tonnage sales of cleaned coal and increased raw coal unit cost.   Approximately $21,385,000 of the increase in the total cost of revenue in the year ended December 31, 2008 is attributable to the increase in tonnage sales of cleaned coal.  The average unit cost of raw coal increased $21 or 32%, from approximately $65 per ton for the year ended December 31, 2007 to approximately $86 per ton for the year ended December 31, 2008. Approximately $49,182,000 of the increase in total cost of revenue in the year ended December 31, 2008 is attributable to the increase in raw coal unit cost.

Gross Profit. Gross profit was $30,336,000 for the year ended December 31, 2008, compared to $28,615,000 for the year ended December 31, 2007, an increase of $1,721,000, or 6%. Gross profit margins for the year ended December 31, 2008 and 2007 were 13% and 17%, respectively. Such decrease in gross profit margins was primarily due to an increase in average purchase price of raw coal across the year ended December 31, 2008.

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Selling Expenses. Selling expenses were $3,191,000 for the year ended December 31, 2008, compared to $2,975,000 for the year ended December 31, 2007. This represents an increase of $216,000, or 7%, primarily due to the increase in sales volume in the year ended December 31, 2008.

General and Administrative Expenses. General and administrative expenses were $2,207,000 for the year ended December 31, 2008, compared to $2,215,000 for the year ended December 31, 2007. This represents a decrease of $8,000, which was a result of cost saving policies implemented in the fourth quarter of 2008.

Income from Operations. Income from operations was $24,938,000 for the year ended December 31, 2008, compared to $23,425,000 for the year ended December 31, 2007. The increase of $1,513,000, or 6%, was primarily the result of an increase in gross profit of $1,721,000, which was offset by an increase in operating expenses of $208,000.

Interest Income.  Interest income was $406,000 for the year ended December 31, 2008, compared to $83,000 for the year ended December 31, 2007.  This represents an increase of $323,000, or 389%.  The increase is primarily due to an increase in interest income from a short-term loan to an unrelated party.

Interest Expense. Interest expense was $763,000 for the year ended December 31, 2008, compared to $1,577,000 for the year ended December 31, 2007.  This represents a decrease of $814,000, or 52%, and such decrease was primarily due to a decrease of $663,000 for the expensed portion of the discount on the conversion feature and warrants related to converted notes and exercised warrants, a decrease in interest payments of $80,000 for the 6% loan from Resources Group for the purchase of the Liulin and Zhongyang plants, and a decrease in interest payments of $71,000 for the 8% convertible notes.

Debt Financing Costs. Debt financing costs were $778,000 for the year ended December 31, 2008, compared to $2,422,000 for the year ended December 31, 2007.  This represents a decrease of $1,644,000, or 68%, primarily due to a decrease in penalty payment of $1,142,000 for not having the registration statement effective by March 17, 2006, a decrease in amortization of discount on convertible notes and warrants of $496,000, and a decrease in amortization of debt issue cost of $6,000.

Derivative Unrealized Fair Value Gain. Derivative unrealized fair value gain of $394,000 for the year ended December 31, 2008 and derivative unrealized fair value loss of $343,000 for the year ended December 31, 2008 and 2007, respectively represented a change in fair value of the warrants issued to the placement agent.

Other Expense. Other expense of $719,000 in the year ended December 31, 2008 represented the donation for earthquake rescue efforts in Sichuan Province, PRC.

Income Before Income Taxes. Income before income taxes was $23,478,000 for the year ended December 31, 2008, compared to $19,166,000 for the year ended December 31, 2007. The increase of $4,312,000, or 22%, was primarily the result of a decrease in debt financing costs of $1,644,000, an increase in operating profit of $1,513,000, a decrease in interest expense of $814,000, an increase in derivative unrealized fair value gain of $737,000, and an increase in interest income of $323,000, which was offset by an increase in other expense of $719,000 in the year ended December 31, 2008.

Income Taxes. Income taxes were $6,417,000 for the year ended December 31, 2008, compared to $8,292,000 for the year ended December 31, 2007, a decrease of $1,875,000, or 23%.  Income tax was imposed by the China Tax Bureau on income of Shanxi Coal, as calculated under Chinese GAAP and tax rules.  The decrease was primarily the result of reduction in the income tax rate from 33% to 25%, effective since January 1, 2008, which was offset by an increase in operating profit of Shanxi Coal from $23,980,000 in the year ended December 31, 2007 to $25,160,000 in the year ended December 31, 2008.

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Net Income. Net income was $17,061,000 for the year ended December 31, 2008, compared to $10,874,000 for the year ended December 31, 2007, an increase of $6,187,000, or 57%, mainly due to, a decrease in income taxes of $1,875,000, a decrease in debt financing costs of $1,644,000, an increase in operating profit of $1,513,000, a decrease in interest expense of $814,000, an increase in derivative unrealized fair value gain of $737,000, and an increase in interest income of $323,000, which was offset by an increase in other expense of $719,000 in the year ended December 31, 2008.

Inflation had no significant impact on the Company’s results of operations for the years ended December 31, 2008 and 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenue. Net revenue was $165,267,000 for the year ended December 31, 2007, compared to $137,771,000 for the year ended December 31, 2006, an increase of $27,496,000, or 20%. The tonnage sales of cleaned coal increased approximately 255,000 MT, or 15%, from approximately 1,758,000 MT for the year ended December 31, 2006 to approximately 2,013,000 MT for the year ended December 31, 2007. The increase in the tonnage sales of cleaned coal was the primary reason for the increase in our net revenue. The increase in tonnage sales accounted for approximately 15% of the total 20% increase in net revenue and the remaining 5% was attributable to currency exchange rate differences. The increase in tonnage sales was primarily due to increased purchases of cleaned coal from existing and new customers for the year ended December 31, 2007 as a result of the increase in the general demand for high-grade coking coal in China, which was largely driven by the economic growth that China continued to experience for the year ended December 31, 2007. Steel is a key component of rail systems, bridges, ports, airports, construction projects and car production spearheading China's economic growth and the increased demand for steel directly causes the increased demand for the cleaned high-grade metallurgical coking coal, which we sell. The average selling price was approximately $82 and $82 (after adjusting for RMB appreciation against USD over this period) per ton for the years ended December 31, 2007 and 2006, respectively.

In response to this increase in general demand, we have significantly expanded our capacity to 3.5 million MT per year through the purchase of three new coal washing facilities in November 2005 and June 2007. The Liulin County plant (annual clean coal washing capacity of 1.1 million MT) became operational in December 2005, the Zhongyang County plant (annual clean coal washing capacity of 1.2 million MT) became operational by the end of March 2006 and the Lingshi County Chongjie plant (annual clean coal washing capacity of 1.2 million MT) became operational in August 2007. In June 2007, we exchanged all assets of our 400,000 MT Liulin Dongqiang coal washing plant for all assets of the Lingshi County Chongjie plant.

Cost of Revenue. Cost of revenue was $136,652,000 for the year ended December 31, 2007, compared to $109,381,000 for the year ended December 31, 2006, an increase of $27,271,000, or 25%. This was primarily due to an increase in the average purchase price of raw coal from approximately $48 (after adjusting for RMB appreciation against USD over this period) per ton for the year ended December 31, 2006 to approximately $50 per ton for the year ended December 31, 2007.

Gross Profit. Gross profit was $28,615,000 for the year ended December 31, 2007, compared to $28,390,000 for the year ended December 31, 2006, an increase of $225,000, or 1%, due to an increase in sales volume. Gross profit margins for the years ended December 31, 2007 and 2006 were 17% and 21%, respectively. Such decrease in gross profit margins was primarily due to an increase in average purchase price of raw coal during the fiscal year ended December 31, 2007 that exceeded the increase in the average selling price of raw coal in this year..

Selling Expenses. Selling expenses were $2,975,000 for the year ended December 31, 2007, compared to $3,231,000 for the year ended December 31, 2006. This represents a decrease of $256,000, or 8%, primarily due to decrease in shipping charges because of decreased tonnage sales to customers outside Shanxi Province for the year ended December 31, 2007.

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General and Administrative Expenses. General and administrative expenses were $2,215,000 for the year ended December 31, 2007, compared to $2,387,000 for the year ended December 31, 2006. This represents a decrease of $172,000, or 7%, primarily due to a decrease in legal and professional fees and investor relation expenses.

Income from Operations. Operating profit was $23,425,000 for the year ended December 31, 2007, compared to $22,772,000 for the year ended December 31, 2006. The increase of $653,000, or 3%, was primarily the result of a decrease in operating expenses of $428,000 and an increase in gross profit of $225,000.

Interest Expense. Interest expense was $1,577,000 for the year ended December 31, 2007, compared to $4,441,000 for the year ended December 31, 2006. This represents a decrease of $2,864,000, or 64%, and such decrease was primarily due to a decrease of $2,235,000 for the expensed portion of the discount on the conversion feature and warrants related to converted notes and exercised warrants, a decrease in interest payments of $553,000 for the 8% convertible notes, and a decrease in interest payments of $76,000 for the 6% loan from Resources Group for the purchase of the Liulin and Zhongyang plants.

Debt Financing Costs. Debt financing costs were $2,422,000 for the year ended December 31, 2007, compared to $10,669,000 for the year ended December 31, 2006. This represents a decrease of $8,247,000, or 77%, primarily due to a decrease in amortization of discount on convertible notes and warrants of $7,732,000, a decrease in amortization of debt issue costs of $832,000, which was offset by an increase in penalty payment of $317,000 for not having the registration statement effective by March 17, 2006.

Derivative Unrealized Fair Value Loss. Derivative unrealized fair value loss of $343,000 for the year ended December 31, 2007 and derivative unrealized fair value gain of $1,237,000 for the year ended December 31, 2006 represented a change in fair value of the warrants issued to the placement agent.

Income Before Income Taxes. Income before income taxes was $19,166,000 for the year ended December 31, 2007, compared to $8,958,000 for the year ended December 31, 2006. The increase of $10,208,000, or 114%, was primarily the result of a decrease in debt financing costs of $8,247,000, a decrease in interest expenses of $2,864,000, an increase in operating profit of $653,000, which was offset by an increase in derivative unrealized fair value loss of $1,580,000 for the year ended December 31, 2007.

Income Taxes. Income taxes were $8,292,000 for the year ended December 31, 2007, compared to $7,604,000 for the year ended December 31, 2006, an increase of $688,000, or 9%, due to an increase in the operating profit of Shanxi Coal from $23,402,000 for the year ended December 31, 2006 to $23,980,000 for the year ended December 31, 2007. Income tax is imposed by the China Tax Bureau on income of Shanxi Coal, as calculated under Chinese GAAP and tax rules The income tax rate was 33% for the years ended December 31, 2007 and 2006 and was reduced to 25% effective on January 1, 2008.

Net Income. Net income was $10,874,000 for the year ended December 31, 2007, compared to $1,354,000 for the year ended December 31, 2006, an increase of $9,520,000, or 703%, mainly due to a decrease in debt financing costs of $8,247,000, a decrease in interest expenses of $2,864,000,and  an increase in operating profit of $653,000, which was offset by an increase in derivative unrealized fair value loss of $1,580,000, and an increase in income taxes of $688,000 for the year ended December 31, 2007.

Inflation had no significant impact on our results of operations for the years ended December 31, 2007 and 2006.

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Business Outlook

Due to high prices for raw materials used in steel making and the global economic crisis, China’s steel industry is currently experiencing slower production, which the Company believes will impact on our tonnage sales in the next two quarters or during a longer period of time.

In the longer term, the management believes the outlook for its coal washing operations remains attractive, as the Company has maintained a stable increased customer base and supply tunnels. We believe that the outlook for China’s steel making industry also remains promising due to China’s 4 trillion yuan economic stimulus package, which encourages infrastructure development projects such as the construction of railway and motor vehicle manufacturing as well as real estate projects, which will drive the demand for steel.  This provides significant opportunities for suppliers of cleaned coking coal like Puda Coal.

It should be noted that, however, the financial markets are currently experiencing unprecedented volatility, stress, illiquidity and disruption around the world. Many of our customers and suppliers may encounter much uncertainty and risks due to the weakening business environment and credit availability.  As a result, these customers and suppliers may be unable to satisfy their contract obligations, may delay payment, or may not repay our credit advance to them, which could negatively affect our business and financial performance.  See discussions under “Item 1A Risk Factors” of this report.

The Company is currently operating at approximately 66% utilization of its production capacity and has the capacity to meet any reasonable increases in future demand.  In addition, the Company intends to execute its strategy of entering the coal mining business to increase profitability.  However, if the Company is unable to obtain or manage new coal mines successfully, it will not be able to grow its business in the way that it currently expects.  Also, in order to pursue such acquisition opportunities, the Company may need significant additional financing, which may not be available to it on favorable terms, if at all.  The availability of such financing is further limited by the recent tightening of the global credit markets and the lack of investors confidence in the equity markets. See discussions under “Item 1A. Risk Factors” of this report.

Liquidity and Capital Resources

Net cash provided by operating activities was $26,280,000 for the year ended December 31, 2008, compared to net cash used in operating activities of $4,013,000 for the year ended December 31, 2007, an increase of $30,293,000. This was primarily due to a decrease in working capital needs resulting from decreased inventory and an increase in net income.

Net cash used in investing activities was $895,000 for the year ended December 31, 2008 was related to the payment of $893,000 to Ming Zhao and Yao Zhao for the purchase of equity interest in Shanxi Coal, and the cash paid to acquire fixed assets of $2,000.  Net cash used in investing activities of $7,910,000 for the year ended December 31, 2007 was related to the payment of $1,799,000 to Ming Zhao and Yao Zhao for the purchase of equity interest in Shanxi Coal, the cash paid to acquire a new coal washing facility of $5,977,000 in June 2007, and the cash paid to acquire fixed assets of $134,000 in October 2007.

Net cash used in financing activities of $4,487,000 for the year ended December 31, 2008 was for the repayment of convertible notes upon maturity of $2,015,000, the repayment of long-term debt of $1,300,000, and the payment of 2005 dividends to owners of a subsidiary of $1,172,000.  Net cash provided by financing activities of $2,300,000 for the year ended December 31, 2007 was related to cash received from the exercise of warrants of $3,600,000, which was offset by the repayment of long-term debt of $1,300,000.

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On November 17, 2005, Shanxi Coal entered into two conveyance agreements with Resources Group (a related person controlled by our controlling shareholders), pursuant to which Shanxi Coal acquired two new coal washing plants, related land-use rights and coal washing equipment in Liulin County and Zhongyang County, Shanxi Province. The Liulin County plant with an annual clean coal washing capacity of 1.1 million MT started full production in December 2005. The Liulin County plant, land-use rights and related equipment were purchased for a cost of $5,800,000. The Zhongyang County plant with an annual clean coal washing capacity of 1.2 million MT started full production at the end of March 2006. The Zhongyang County plant, land-use rights and related equipment were purchased for a cost of $7,200,000. Each conveyance agreement provides that the purchase price paid by Shanxi Coal to Resources Group, which totals $13,000,000, is amortized over 10 years from December 31, 2005 and bears interest at a rate of 6% per annum payable quarterly.  On June 6, 2007, Shanxi Coal entered into an Asset Exchange Agreement with Lingshi Jinliao Coal & Chemical Co. Ltd.   Pursuant to the Asset Exchange Agreement, Shanxi Coal agreed to exchange all assets of its 400,000 MT Liulin Dongqiang coal washing plant, with a book value of RMB11.5 million ($1,511,000), plus RMB45.5 million ($5,977,000) in cash, for all assets of Lingshi County Chongjie coal washing plant, with a book value of RMB57 million ($7,488,000).   The Lingshi County Chongjie plant with an annual clean coal washing capacity of 1.2 million MT started formal production in August 2007.

On September 6, 2007, Shanxi Coal entered into an agreement with Xin Kai Yuan Hotel and Restaurant Co. Limited, pursuant to which, Shanxi Coal agreed to purchase the coal mining right with respect to a coal mine located in Duanjia Village, Jingle County, Shanxi Province of China.  As consideration, Shanxi Coal agreed to pay an aggregate purchase price of RMB460 million (approximately $60.7 million) in cash.  Under the agreement, Shanxi Coal agreed to pay a first installment in the amount of RMB200 million ($26.5 million) within 10 business days after the receipt of the mining permit by the seller and a second installment in the amount of RMB150 million ($19.9 million) within ten business days after the receipt of the mining commencement report by the seller.  Shanxi Coal agreed to pay the remaining purchase price, RMB110 million ($14.6 million) within three months after the receipt of the mining commencement permit.  If the seller does not obtain the mining permit for the benefit of Shanxi Coal within two months of the agreement date, Shanxi Coal has the right to unilaterally terminate the agreement.  As the seller failed to obtain the mining permit, our management has decided to terminate the agreement. As of the date of this report, the termination is in progress.

Our principal on-going capital requirements are to finance our coal washing operations and to fund the payment of the loans to Resources Group, with the outstanding balance of $9,100,000 as of December 31, 2008, for the acquisition of the new Liulin County plant and the new Zhongyang County plant.

Warrants were also issued in that private placement to acquire up to 15,900,000 shares of our common stock which are exercisable at price of $.60 per share, or an aggregate of $9,540,000. We believe that the likelihood that these warrants being exercised increases as our stock price increases and decreases as our stock price decreases, with a corresponding effect on the likelihood of our realizing proceeds from their exercise.

Our business is heavily dependent on our coal inventory. Because of certain coal mining accidents, the Chinese government has been closing mines throughout China. In addition, in Shanxi Province, the authorities are not approving new mines that produce less than 300,000 MT output per year, are closing mines that produce less than 90,000 MT per year and are consolidating existing mines into larger mines with outputs between 300,000 MT and 900,000 MT. These activities may lead to increased competition for coal and result in higher prices for the raw coal we purchase, increasing our need for capital resources and reducing our gross profit margins if we are not able to increase the selling price of our products sufficiently to offset our increased costs.

In addition, while the Chinese steel industry has been expanding, over-supply could have the effect of depressing steel prices, reducing our net revenue and making the collection of our accounts receivable more difficult.

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Our cash balance was $39,108,000 as of December 31, 2008.  We believe that our cash will be adequate to satisfy our anticipated cash requirements for fiscal 2009, including requirements to maintain current operations, complete projects already underway and achieve stated objectives or plans, commitment for capital or other expenditure and other reasonably likely future needs. Cash requirements for our long-term business needs, including the funding of capital expenditure and debt service for outstanding financings, are expected to be financed by a combination of internally generated funds, the proceeds from the sale of our securities, borrowings and other external financing sources, etc., although adequate financing may not be available to us on acceptable terms when we need it.  Our belief concerning our liquidity is based on current information. If the current information proves to be inaccurate, or if circumstances change, we may not be able to meet our cash needs.

Recently, the general economic, global capital and credit market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to capital and increased the cost of capital. However, we continue to believe that our available cash and cash flow from operations and other currently available financing, will be adequate to meet our operating needs, and generally satisfy our investing needs in the following 6 to 9 months  We currently do not rely on short-term borrowing to fund our operations and, as a result, we do not believe that existing global capital and credit market conditions will have a significant impact on our near-term liquidity. We are closely monitoring our liquidity as well as the condition of these markets. If these conditions continue or become worse, our future cost of debt and equity capital and our future access to capital markets could be adversely affected. We cannot guarantee that we will be able to obtain any additional financing in the future or extend any existing financing arrangements on favorable terms, or at all.
CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of Puda’s financial condition and results of operations is based upon Puda’s financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Puda to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, Puda evaluates its estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. Puda bases its estimates on historical experience and on various other assumptions that Puda believes to be reasonable under the circumstances, the results of which form Puda’s basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for doubtful accounts

Puda must make estimates of the collectability of accounts receivable. Puda analyzes historical write-offs, changes in its internal credit policies and customer concentrations when evaluating the adequacy of its allowance for doubtful accounts. Differences may result in the amount and timing of expenses for any period if Puda makes different judgments or uses difference estimates.

Impairment of long-lived assets

Property and equipment are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if  impairment indicators are present, Puda must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash flows expected to result from the asset, including its use and eventual disposition, undiscounted and without interest charges. If the carrying amount is less than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset.

Fair value measures

 Puda adopted Statement of Financial Accounting Standards (SFAS) No.157, “Fair Value Measurements” (SFAS 157) effective January 1, 2008.  . The Company utilizes the income approach to measure fair value for its financial assets and liabilities. Our major category of financial assets and liabilities required to be measured at fair value is derivatives.   The income approach includes option pricing models, such as Black-Scholes.  The option-pricing model is affected by our stock price as well as assumptions regarding a number of variables, including the expected stock price volatility over the term of the warrants (from which the derivatives arise),  risk-free interest rate and expected dividends.

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Share-based compensation

Share-based compensation expenses are recognized in accordance with SFAS No. 123(R) which requires us to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

CRITICAL ACCOUNTING POLICIES

Revenue recognition

Revenue from sales of processed coal is generally recognized when the coal is delivered, title passes to the customer and collectibility is reasonably assured.  We assess collectibility based primarily on the creditworthiness of the customer and customer’s payment history

Foreign currency translation

Shanxi Coal’s functional currency is China’s Renminbi (“RMB”) and its reporting currency is the U.S. dollar. Shanxi Coal’s results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the end of period exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Transaction gains and losses are not material to the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  On December 31, 2008, 2007 and 2006, the exchange rates per US$1.00 were RMB 6.82, RMB 7.30 and RMB 7.81, respectively.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on Puda because it has not previously engaged in any significant transactions that are subject to the restrictions.

NEW ACCOUNTING STANDARDS

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141R”), which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized for purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for financial statements issued for fiscal years beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date. The adoption of SFAS 141R is expected to have no material impact on the Group’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51(“SFAS No. 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements for fiscal years beginning January 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The adoption of SFAS 160 is expected to have no material impact on the Group’s consolidated financial statements.

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In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The adoption of SFAS No. 161 on January 1, 2009 is expected to have no material impact on the Group’s consolidated financial statements.

Off Balance Sheet Arrangements

None.

Tabular Disclosure of Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2008.

(In thousand dollars)

Obligations	Total Ending Balance	Less Than One Year	1-3 Years	3-5 Years	More than 5 Years
Long Term Debt Obligations	$9,100	$1,300	2,600	2,600	2,600
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$65	$13	26	26	-
Purchase Obligations	-	-	-	-	-
Repayment Obligations under Line of Credit	-	-	-	-
Total	$9,165	$1,313	2,626	2,626	2,600

On September 6, 2007, Shanxi Coal entered into an agreement with Xin Kai Yuan Hotel and Restaurant Co. Limited (“Xin Kai Yuan agreement”), pursuant to which, Shanxi Coal will purchase the coal mining right with respect to a coal mine located in Duanjia Village, Jingle County, Shanxi Province of China.  As consideration, Shanxi Coal will pay an aggregate purchase price of RMB460 million (approximately $60.7 million) in cash.  Under the agreement, Shanxi Coal will pay a first installment in the amount of RMB200 million ($26.5 million) within 10 business days after the receipt of the mining permit by the seller and a second installment in the amount of RMB150 million ($19.9 million) within ten business days after the receipt of the mining commencement report by the seller.  Shanxi Coal will pay the remaining purchase price, RMB110 million ($14.6 million) within one year after the receipt of the mining commencement permit.  Shanxi Coal plans to finance the purchase through a debt facility which it is currently negotiating.  If the seller does not obtain the mining permit for the benefit of Shanxi Coal within two months of the agreement date, Shanxi Coal may terminate the agreement.  As of the date of purchase, the coal mine was not operating and Shanxi Coal will construct the coal mine after the commencement permit has been obtained.  Shanxi Coal has to get external financing to facilitate the acquisition.  As of April 3, 2008, Xin Kai Yuan Hotel & Restaurant Co. Limited had not obtained a mining permit. Shanxi Coal has decided to terminate the agreement and is now in the process of terminating this agreement.

11

PART IV

Item 15. Exhibits, Financial Statement and Schedules

The following exhibits are filed herewith or incorporated by reference into this report on Form 10-K:

Exhibit No.	Exhibits

3.1	Articles of Incorporation (incorporated by reference to Current Report of the Company on Form 8-K file September 21, 2005)

3.2	Bylaws of Puda Coal, Inc., as amended on June 29, 2007 (incorporated by reference to Exhibit 3.1 to Current Report of the Company filed on Form 8-K filed July 6, 2007).

3.3	Audit Committee Charter (incorporated by reference to Exhibit 3.1 to Current Report of the Company filed on Form 8-K filed September 4, 2007).

3.4	Compensation Committee Charter (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K filed October 29, 2007).

3.5	Nominating Committee Charter (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K filed October 29, 2007.

10.1
Form of Subscription Agreement dated November 18, 2005 entered into by Puda Coal, Inc. and the Investors (incorporated by reference to Exhibit 99.1 to Current Report of the Company filed on Form 8-K on November 23, 2005).

10.2	Form of Note dated November 18, 2005 (incorporated by reference to Exhibit 99.2 to Current Report of the Company filed on Form 8-K on November 23, 2005).

10.3	Form of Warrant dated November 18, 2005 (incorporated by reference to Exhibit 99.3 to Current Report of the Company filed on Form 8-K on November 23, 2005).

10.4
Zhang Yang Plant Conveyance Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Shanxi Puda Resources Group Limited (incorporated by reference to Exhibit 99.5 to Current Report of the Company filed on Form 8-K on November 23, 2005).

10.5
Coking Coal Supply Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Jucai Coal Industry Co. (incorporated by reference to Exhibit 99.4 to Current Report of the Company filed on Form 8-K on November 23, 2005).

10.6
Liu Lin Plant Conveyance Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Shanxi Puda Resources Group Limited  (incorporated by reference to Exhibit 99.6 to Current Report of the Company filed on Form 8-K on November 23, 2005).

10.7	Clean Coal Supply Contract - Taiyuan Steel & Iron (Group) Raw Material Trade Co., Ltd. (incorporated by reference to Exhibit 10.16 to SB-2/A filed March 10, 2006).

10.8	Clean Coal Supply Contract - Handan Steel & Iron Joint-Stock Co., Ltd. (incorporated by reference to Exhibit 10.17 to SB-2/A filed March 10, 2006).

10.9	Clean Coal Supply Contract - Tangshan Steel & Iron Group Co., Ltd. (incorporated by reference to Exhibit 10.18 to SB-2/A filed March 10, 2006).

12

10.10	Clean Coal Supply Contract - Capital Steel & Iron Group Mineral Co. (incorporated by reference to Exhibit 10.19 to SB-2/A filed March 10, 2006).

10.11	Clean Coal Supply Letter of Intent - Shanxi Coal Import & Export Group Luliang Branch (incorporated by reference to Exhibit 10.20 to SB-2/A filed March 10, 2006).

10.12	Clean Coal Supply Letter of Intent - Sinochem Corporation (incorporated by reference to Exhibit 10.21 to SB-2/A filed March 10, 2006).

10.13	Clean Coal Supply Contract - Shanxi Changzhi Steel Group Raw Material Co. Ltd. (incorporated by reference to Exhibit 10.22 to SB-2/A filed March 10, 2006).

10.14	Clean Coal Supply Contract - Baotou Steel Group Resources Supplying Company (incorporated by reference to Exhibit 10.23 to SB-2/A filed March 10, 2006).

10.15	Clean Coal Supply Contract - Shandong Haihua Group (incorporated by reference to Exhibit 10.24 to SB-2/A , filed March 10, 2006).

10.16
Note & Indebtedness Subordination Agreement dated November 17, 2005 among Puda Coal, Inc., Shanxi Puda Coal Group Co., Ltd., Shanxi Puda Resources Group Limited, and Taiyuan Putai Business Consulting Co., Ltd. (now known as Shanxi Putai Resources Limited) (incorporated by reference to Exhibit 99.7 to Current Report of the Company filed on Form 8-K on November 23, 2005).

10.17
Agreement between Shanxi Puda Resources Group, Ltd. and Shanxi Puda Resources Co., Ltd. dated April 25, 2005 (incorporated by reference to Exhibit 10.26 to SB-2/A , File # 333-130380 filed on March 10, 2006).

10.18	Summary of Clean Coal Supply Arrangement - Liulin Coal Cleaning Plant (incorporated by reference to Exhibit 10.27 to SB-2 filed on May 31, 2006).

10.19
Asset Exchange Agreement, dated June 6, 2007, between the Shanxi Coal and Lingshi Coal & Chemical (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K filed June 12, 2007).

10.20	Director’s Contract, dated June 29, 2007, between the Company and Jianfei Ni (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K filed July 6, 2007).

10.21
Director’s Contract, dated August 3, 2007, between the Company and Lawrence S. Wizel (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K filed August 9, 2007).

10.22
Agreement, dated September 6, 2007, between the Shanxi Coal and Xin Kai Yuan Hotel and Restaurant Co. Limited (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K filed September 12, 2007).

10.23	Share Transfer Agreement, between Putai and Ming Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K on September 19, 2007).

13

10.24	Share Transfer Agreement, between Putai and Yao Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.2 to Current Report of the Company filed on Form 8-K filed September 19, 2007).

10.25
Agreement, among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.3 to Current Report of the Company filed on Form 8-K filed September 19, 2007).

10.26	Director’s Contract, dated October 9, 2007, between the Company and C. Mark Tang (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K filed October 9, 2007).

10.27
Amendment No. 1 to Director’s Contract, dated December 29, 2008, between the Company and Lawrence S. Wizel (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K filed December 31, 2008).

10.28
Amendment No. 1 to Director’s Contract, dated December 29, 2008 between the Company and Jianfei Ni (incorporated by reference to Exhibit 10.2 to Current Report of the Company filed on Form 8-K filed December 31, 2008).

10.29
Amendment No. 1 to Director’s Contract, dated December 29, 2008, between the Company and C. Mark Tang (incorporated by reference to Exhibit 10.3 to Current Report of the Company filed on Form 8-K filed December 31, 2008).

10.30
Puda Coal, Inc. 2008 Equity Incentive Plan and form agreements under the plan (incorporated by reference to Exhibits 10.4-10.7 to Current Report of the Company filed on Form 8-K filed December 31, 2008).

31.1 *	Certification of Mr. Liping Zhu pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

31.2 *	Certification of Ms. Qiong Wu pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

32.1 *	Certification of Chief Executive Officer and Chief Financial Officer of Puda Coal, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

14

Signatures

In accordance with the requirements of Section 13 or 15(d) of Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 10-K/A to be signed on its behalf by the undersigned thereunto duly authorized.

PUDA COAL, INC.

Dated: January [__], 2010	By:	/s/ Liping Zhu
Liping Zhu, Chief Executive Officer and President

In accordance with the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K/A has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature/Title

(i) Principal Executive Officer:

/s/ Liping Zhu
Liping Zhu	Chief Executive Officer (Principal Executive Offier)	Dated: January [__], 2010

(ii) Principal Financial and Accounting Officer:

/s/ Qiong Wu
Qiong Wu	Chief Financial Officer (Principal Financial and Accounting Officer)	Dated: January [__], 2010

(iii) Directors:

/s/ Ming Zhao
Ming Zhao	Chairman of the Board	Dated: January [__], 2010

/s/ Jianfei Ni
Jianfei Ni	Director	Dated: January [__], 2010

/s/ C. Mark Tang
C. Mark Tang	Director	Dated: January [__], 2010

/s/ Lawrence Wizel
Lawrence Wizel	Director	Dated: January [__], 2010

EXHIBIT 31.1
CERTIFICATION

By Principal Executive Officer
Pursuant to Rules 13a-14(a)/15d-14(a)
under the Securities Exchange Act of 1934, as amended

I, Liping Zhu, certify that:

1. I have reviewed the annual report on Form 10-K of Puda Coal, Inc. for the fiscal year ended December 31, 2008, as amended by this Amendment No. 1;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: January [__], 2010	/s/ Liping Zhu
Liping Zhu
Chief Executive Officer (principal executive officer of Puda Coal, Inc.)

EXHIBIT 31.2
CERTIFICATION

By Principal Financial Officer
Pursuant to Rules 13a-14(a)/15d-14(a)
under the Securities Exchange Act of 1934, as amended

I, Qiong Wu certify that:

1. I have reviewed the annual report on Form 10-K of Puda Coal, Inc. for the fiscal year ended December 31, 2008, as amended by this Amendment No. 1;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: January [__], 2010	/s/ Qiong Wu
Qiong (Laby)Wu
Chief Financial Officer (principal financial officer of Puda Coal, Inc.)

EXHIBIT 32.1

CERTIFICATION
Pursuant to 18 U.S.C Section 1350
as Adopted Pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Puda Coal, Inc. (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as amended by this Amendment No. 1 (the Form 10-K) of the Company fully complies with the requirement of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January [__], 2010	/s/ Liping Zhu
Liping Zhu
Chief Executive Officer

Dated: January [__], 2010	/s/ Qiong Wu
Qiong (Laby) Wu
Chief Financial Officer

January  8, 2009

Puda Coal, Inc.
426 Xuefu Street, Taiyuan, Shanxi Province,
The People’s Republic of China 030006

           Re:           Securities Being Registered under Registration Statement on Form S-3

Ladies and Gentlemen:

            This opinion letter is furnished to you in connection with your filing of a Registration Statement on Form S-3 (as amended or supplemented, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offering by Puda Coal, Inc., a Delaware corporation (the “Company”) of an indeterminate number of shares of (i) Common Stock, $0.001 par value per share (the “Common Stock”), (ii) Preferred Stock, $0.01 par value per share (the “Preferred Stock”), (iii) warrants to purchase Common Stock, Preferred Stock (the “Warrants”), or (vi) any combination of the foregoing, having a maximum aggregate public offering price of $15,000,000.  The Registration Statement provides that the Common Stock, Preferred Stock, Warrants or a combination of the foregoing may be sold from time to time in one or more offerings up to a total public offering price of $15,000,000 on terms to be set forth in one or more prospectus supplements to the prospectus contained in the Registration Statement.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below.  We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinions expressed below are limited to the Delaware General Corporation Law (which includes applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the Delaware General Corporation Law and the Delaware Constitution).

For purposes of the opinions expressed in paragraphs (1) through (4) below, without limiting any other exceptions or qualifications set forth herein, we have made the following assumptions:

•	the Company continues to be validly existing as a corporation;

•
all required authorizations and approvals have been received from, and all notices given to and documents filed with, governmental authorities and regulatory bodies to the extent required by applicable law;

•
after the issuance of the Common Stock offered pursuant to the Registration Statement, the total number of issued shares of Common Stock, together with the total number of shares of Common Stock reserved for issuance upon the exercise, exchange or conversion, as the case may be, of any exercisable, exchangeable or convertible security then outstanding, will not exceed the total number of authorized shares of Common Stock under the Company’s Certificate of Incorporation, as amended and then in effect, and that par value of $0.001 per share has been paid for the Common Stock so issued.

•
after the issuance of the Preferred Stock offered pursuant to the Registration Statement, the total number of issued shares of Preferred Stock, together with the total number of shares of Preferred Stock reserved for issuance upon the exercise, exchange or conversion of any exercisable, exchangeable or convertible security then outstanding, will not exceed the total number of authorized shares of Preferred Stock under the Company’s Certificate of Incorporation, as amended and then in effect, that the Company will not create a series of Preferred Stock that is assessable, and that par value of $0.01 per share has been paid for the Preferred Stock so issued.

Based upon the foregoing, and subject to the additional qualifications set forth below, we are of the opinion that:

(1)
when (i) specifically authorized for issuance by the Company’s Board of Directors or a duly authorized committee thereof (the “Common Stock Authorizing Resolution”) and (ii) shares of Common Stock have been issued as contemplated in the Common Stock Authorizing Resolution against receipt by the Company of the consideration therefor provided in the Common Stock Authorizing Resolution, such shares of Common Stock will be validly issued, fully paid and non-assessable;

(2)
when (i) specifically authorized for issuance by the Company’s Board of Directors or a duly authorized committee thereof (the “Preferred Stock Authorizing Resolution”), (ii) the terms of such Preferred Stock shall have been established in conformity with the Company’s Certificate of Incorporation and applicable law, (iii) the certificate of designations to the Company’s Certificate of Incorporation setting forth the terms of such Preferred Stock shall have been duly executed and filed with governmental authorities in accordance with the Company’s Certificate of Incorporation and applicable law and (iv) shares of Preferred Stock have been issued as contemplated in the Preferred Stock Authorizing Resolution against receipt by the Company of the consideration therefor provided for in the Preferred Stock Authorizing Resolution, then (A) the Preferred Stock will be validly issued, fully paid and non-assessable and (B) if the Preferred Stock is convertible into Common Stock, the Common Stock, if and when duly issued upon the conversion of such Preferred Stock, will be validly issued, fully paid and non-assessable;

(3)
when (i) the terms of the Warrants and the applicable warrant agreement are established or authorized and the Warrants are specifically authorized for issuance by the Company’s Board of Directors or a duly authorized committee thereof (the “Warrants Authorizing Resolution”), (ii) the Warrants are duly executed by the Company and all conditions for delivery of the Warrants established in the Warrants Authorizing Resolution have been met and (iii) the Warrants are delivered by the Company against receipt by the Company of the consideration therefor provided for in the Warrants Authorizing Resolution, then (A) the Warrants will be binding obligations of the Company and (B) the Common Stock or Preferred Stock issuable upon exercise of the Warrants, assuming receipt by the Company of the consideration payable by the holders of the Warrants upon exercise thereof as provided in the Warrants and the applicable warrant agreement, the Common Stock or Preferred Stock, as applicable, if and when duly issued upon such exercise, will be validly issued, fully paid and non-assessable.

The opinions expressed above, as they relate to the Warrants, are subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement.  In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

GOODWIN PROCTER LLP

Your Ref:

Our Ref:	3649/2009/GEN/CONSENT LETTER S-3

8 January 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Dear Sir/Madam,

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation in this Registration Statement of Puda Coal, Inc. on the revised Form S-3 submitted to you on 8 January 2010 of our Auditors’ Report dated March 6, 2009 relating to the consolidated financial statements and supplementary consolidated financial statements of Puda Coal, Inc. and subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, which appears in the Annual Report on the revised Form 10-K for the fiscal year ended December 31, 2008 submitted to you on 8 January 2010.

In addition, we consent to the reference to us under the heading “Experts” in the Registration Statement.

Yours faithfully,

Certified Public Accountants
Hong Kong